# Annual Report

## Cover Page

Name of issuer:

Take Me to Tarzana LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 2/8/2019

Physical address of issuer:

1917 Rodney Dr. #203
Los Angeles CA 90027

Website of issuer:

https://www.takemetotarzana.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $992.00 | $0.00 |
| Cash & Cash Equivalents: | $992.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $34,173.00 | $0.00 |
| Long-term Debt: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($285,683.00) | $0.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Take Me to Tarzana LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Maceo Greenberg | CEO | Take Me to Tarzana LLC | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Maceo Greenberg | CEO | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Maceo Greenberg | Membership Interests | 100.0 |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business. In order to prosper, the success of the Company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.

The motion picture industry is highly competitive, with much of a film's success depending on the skill of its distribution strategy. As an independent producer, the Company aims to negotiate with major distributors for release of the film. The production team is committed to making the film an attractive product in theatrical and other markets, but there are no guarantees that the film will be successful in the market.

Take Me to Tarzana LLC has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors.

The Company is in need of further funding past its Wefunder raise in order to complete production of the film. Should the Company be unsuccessful in raising those funds, it may have difficulty completing the movie.

In addition, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|

**This is an LLC with no issued units.**

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Wells Fargo Small Business Advantage Loan |
| **Issue date** | 12/31/19 |
| **Amount** | $10,000.00 |
| **Outstanding principal plus interest** | $9,236.05 as of 12/31/19 |
| **Interest rate** | 9.25% per annum |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | DesiMo Productions Inc |
| **Issue date** | 12/31/19 |
| **Amount** | $10,000.00 |
| **Outstanding principal plus interest** | $11,500.00 as of 12/31/19 |
| **Interest rate** | 5.0% per annum |
| **Current with payments** | Yes |

*Loan due on August 28th, 2020*

*Loan*

| | |
|---|---|
| **Lender** | Wells Fargo Business Credit Card |
| **Issue date** | 12/31/19 |
| **Amount** | $15,000.00 |
| **Outstanding principal plus interest** | $14,561.00 as of 12/31/19 |
| **Interest rate** | 13.24% per annum |
| **Current with payments** | Yes |

None

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 2/2019 | Other | Revenue Participation | $25,000 | General operations |
| 5/2019 | Regulation Crowdfunding | | $170,726 | General operations |
| 12/2019 | Other | Priced Round | $50,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Maceo Greenberg and Laura Picklesimer |
| **Amount Invested** | $50,000.00 |
| **Transaction type** | Priced round |
| **Issue date** | 12/31/19 |
| **Relationship** | CEO and Co-Producer |

*Additional capital contribution by CEO and co-producer*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

We produced a movie called *Take Me to Tarzana*, and we recently completed post-production. The film stars Samantha Robinson (Once Upon a Time in Hollywood, The Love Witch, Cam, Jonathan Bennett (Mean Girls, Van Wilder, Cake Wars) and Andrew Creer (Fox's Lethal Weapon, Netflix's You).

We are beginning our festival and distribution run. While the core audience will be younger viewers (18-45), this story speaks to the universal experience of being young and is meant to be enjoyed by all.

In short, we hope that *TMTT* is a huge success, and in five years we will be able to look back on a string of movies that were built upon the foundational success of this project.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

**Milestones**

Take Me to Tarzana LLC was incorporated in the State of California in February 2019.

Since then, we have:

- Produced and fully completed the film in January 2020.
- Official Selection North Hollywood CineFest, Official Selection WorldFest-Houston (also nominated for a Remi award for Best Comedy), Official Selection Richmond International Film Festival (RIFF).
- Cut and completed a trailer for the film.
- The film has partnered with producer's representative/sales agency Circus Road Films for North American sales.
- The film has partnered with Spectacle Creative Media for publicity.
- The film has a distribution LOI from Leomark Studios as well as distribution offers from several other distributors.
- Our script was selected as a semifinalist (top 50 out of more than 2300 submissions) in the 2018 Los Angeles International Screenplay Awards.
- Producing team has 40+ years of production experience.
- Production team involved with successful projects like Wahlburgers (starring Mark and Donnie Wahlburg), Ken Jeong: You Complete Me, Ho (Netflix comedy special), HitRecord on TV (Emmy-winning show starring Joseph Gordon-Levitt), Lewis Black's Root of All Evil (Comedy Central TV show starring Lewis Black, Patton Oswalt, Andy Daly, Greg Giraldo, Paul F. Tompkins and many others) and award-winning short films like Gunther, The Game, Atascadero and Across the Pond.
- Jonathan Bennett (Mean Girls, Van Wilder, Cake Wars), Samantha Robinson (The Love Witch, Cam and Once Upon a Time in Hollywood) and Andrew Creer star in the film.

- 455 Coverfly Score. Ranks in top 5% of all scripts in Coverfly database (12,000+ scripts), currently on the Red List for Comedy Features. Coverfly is the industry's largest database of screenplay contest entries and script coverage evaluations, sortable by genre and format, and searchable by vetted entertainment industry professionals. We connect data from many of the industry's top screenwriting competitions and screenplay coverage sites. THE RED LIST is a list of the screenplays with the highest Coverfly Scores.
- Selected as a semifinalist in 2019 Los Angeles International Screenplay Awards.
- Second rounder ScreenCraft Film Fund.
- Selected as a quarterfinalist in the 2018 StoryPros International Screenplay Contest.

**Historical Results of Operations**

Our company was organized in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $991.
- *Net Income.* The Company has had net income of $-$281,138 for 2019.
- *Liabilities.* The Company's liabilities totaled $33,797.61 for 2019.

**Liquidity & Capital Resources**

To-date, the company has been financed with $250,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Take Me to Tarzana LLC cash in hand is $931, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

Take Me to Tarzana LLC was recently formed on February 8th, 2019, so there are no significant material changes or trends to report at this time.

Our core expenses transpired in 2019. That is when our production and post-production of *Take Me to Tarzana* occurred. There will be some smaller expenses in the coming months, but they will account for a much smaller chunk of our operating costs. Initial revenues are projected for Q3 of 2020.

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.takemetotarzana.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Maceo Greenberg

Appendix E: Supporting Documents

- Take_Me_To_Tarzana_LLC_Operating_Agreement_-_CC_-_SRL_3.7.19.pdf